UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 331-261550, 333-270088 and 333-277519) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284 and 333-256571) of Ascendis Pharma A/S (“Ascendis” or the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Annual General Meeting Results

On May 30, 2024, Ascendis held its Annual General Meeting. 50,141,674 ordinary shares of Ascendis (which includes 50,022,613 ordinary shares represented by American Depositary Shares), representing in total 86.11% of the ordinary shares outstanding as of the date of the Annual General Meeting, were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of Chairman of the Meeting

Ascendis shareholders elected Lars Lüthjohan as chairman of the meeting.

Shareholders holding 50,137,206 ordinary shares voted in favor of the proposal.

Shareholders holding 958 ordinary shares voted against the proposal and shareholders holding 3,510 ordinary shares abstained from voting.

Agenda Item 3: Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

Ascendis shareholders adopted the audited annual report (including Sustainability and P-ESG report) for the year ended December 31, 2023 and resolved to discharge the Board of Directors (the “Board”) of the Company and management from liability.

Shareholders holding 50,012,238 ordinary shares voted in favor of the proposal.

Shareholders holding 83,793 ordinary shares voted against the proposal and shareholders holding 45,643 ordinary shares abstained from voting.

Agenda Item 4: Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

Ascendis shareholders resolved that the consolidated loss for the year ended December 31, 2023 of EUR 481.4 million be carried forward to the year ending December 31, 2024 through recognition in accumulated deficit.

Shareholders holding 50,123,556 ordinary shares voted in favor of the proposal.

Shareholders holding 14,538 ordinary shares voted against the proposal and shareholders holding 3,580 ordinary shares abstained from voting.

Agenda Item 5: Election of Board Members

Ascendis shareholders elected Albert Cha and Lars Holtug as Class II directors, with the term for each such Board member to expire at the Annual General Meeting of the Company to be held in 2025.

Shareholders holding 44,566,011 ordinary shares voted in favor of Albert Cha. Shareholders holding 5,575,663 ordinary shares abstained from voting.

Shareholders holding 45,287,298 ordinary shares voted in favor of Lars Holtug. Shareholders holding 4,854,376 ordinary shares abstained from voting.

Agenda Item 6: Election of State-authorized Public Auditor

Ascendis shareholders re-elected Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Shareholders holding 49,766,963 ordinary shares voted in favor of the proposal.

Shareholders holding 374,711 ordinary shares abstained from voting.

Agenda Item 7: Proposals from the Board and/or Shareholders

7a – Proposal from the Board of Directors

Ascendis shareholders adopted the proposal of the Board discontinuing the existing structure of two classes of members of the Board and replacing it with a structure under which all members of the Board are elected for one year and are up for election at each annual general meeting. The Board proposed that the change shall take effect immediately, so that all members of the Board will be up for re-election first time at the annual general meeting to be held in 2025.

The Board specifically proposed to amend the Articles of Association and replace the existing wording of Article 10 of the Articles of Association in its entirety with the following wording:

“The company shall be governed by the board of directors, consisting of no less than 3 and no more than 10 board members, elected by the shareholders at the general meeting. The members of the board of directors are elected for a term expiring at the first coming annual general meeting following their election.

Any board member shall retire from the board at the ordinary general meeting following im-mediately after such member attaining the age of 75.

The board of directors shall elect their chairman from their own number.

The board of directors shall adopt its own Rules of Procedure and ensure that the company conducts its activities in conformity with the articles of association and the legislation in force at any time.

The chairman shall convene board meetings whenever he finds it necessary, or when any board member or member of management so requests.”

Shareholders holding 50,139,788 ordinary shares voted in favor of the proposal.

Shareholders holding 956 ordinary shares voted against the proposal and shareholders holding 930 ordinary shares abstained from voting.

7b – Proposal from the Board of Directors

Ascendis shareholders adopted the proposal of the Board granting authorization to the Board to increase the share capital of the Company.

The Board specifically proposed the following authorization to be inserted as a new Article 4d(1) in the Articles of Association, replacing the existing Article 4d(1) in its entirety:

“The board of directors is until 29 May 2029 authorized at one or more times to increase the company’s share capital with up to nominal DKK 9,000,000 with pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorisation shall be carried out by the board of directors by way of cash contributions. The board of directors is authorised to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.”

The Board also specifically proposed the following wording to be inserted as a new Article 4d(3) in the Articles of Association, replacing the existing Article 4d(3) in its entirety:

“§ 4 d (3) For shares issued pursuant to article 4 d (1) or 4 d (2) the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares re-deemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the board of directors in connection with the decision to increase the share capital.”

Shareholders holding 50,035,557 ordinary shares voted in favor of the proposal.

Shareholders holding 102,221 ordinary shares voted against the proposal and shareholders holding 3,896 ordinary shares abstained from voting.

7c – Proposal from the Board of Directors

Ascendis shareholders adopted the proposal of the Board granting authorization to the Board to issue warrants.

The Board specifically proposed the following authorization to be inserted as a new Article 4j in the Articles of Association:

“The board of directors is authorized, in accordance with the Danish Companies Act, Section 169, cf. Section 155, Subsection 2, during the period until 29 May 2029 on one or more occasions to issue warrants to members of the executive management and employees, advisors and consultants of the company or its subsidiaries entitling the holder to subscribe shares for a total of up to nominal value of DKK 1,000,000 without pre-emptive rights for the company’s shareholders. The exercise price for the warrants shall be determined by the board of directors in consultation with the company’s advisors and shall at least be equal to the market price of the shares at the time of issuance. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized in the period until 29 May 2029, on one or more occasions to increase the company’s share capital by up to a total nominal value of DKK 1,000,000 without pre-emptive rights for the existing shareholders by cash payment in order to implement the capital increase related to exercise of the warrants. In accordance with this clause the board of directors may increase the share capital with a minimum nominal value of DKK 1 and a maximum nominal value of DKK 1,000,000. The board is authorized to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

The new shares issued based on exercise of warrants shall be non-negotiable instruments is-sued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which is determined by the board of directors in connection with the decision to increase the share capital.”

Shareholders holding 41,049,184 ordinary shares voted in favor of the proposal.

Shareholders holding 8,220,856 ordinary shares voted against the proposal and shareholders holding 871,634 ordinary shares abstained from voting.

Exhibits

Exhibit No.	Description

1.1	Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: May 31, 2024	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer